Exhibit 99.1

AnPac Bio-Medical Science Announces US$5 Million Private Placement

New York, NY, Mar. 6, 2023 (PRNewswire) -- AnPac Bio-Medical Science Co., Ltd. (Nasdaq: ANPC) ("AnPac Bio," the "Company" or "we"), a company with operations in the United States and China focused on early cancer screening and detection and plans to enter into the operation of a business-to-business e-commerce food platform focused on the sale of Asian sourced food products, announced that on March 2023, the Company has entered into definitive investment agreements with certain accredited investors in a private placement transaction, pursuant to which the investors agreed to subscribe for and purchase, and the Company agreed to issue and sell an aggregate of 16,666,665 newly issued Class A ordinary shares of the Company, at a price of US$0.30 per ordinary share, or US$6.00 per ADS (1:20 ADS-to-share ratio), for an aggregate purchase price of US$5 million. The closing of the sale of the securities is expected to occur late March, subject to satisfaction of customary closing conditions.

The Company expects to use the proceeds for working capital and the expansion of its business-to-business Asian food e-commerce business in the US.

The ordinary shares sold in the private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission ("SEC") or an applicable exemption from such registration requirements. The offer and sale of the Company's Class A ordinary shares under the agreements were made as part of an "offshore transaction" and there was no "directed selling efforts" in the United States and, as such, such offer and sale falls under an exemption provided under Regulation S from the Section 5 registration requirements of the Securities Act of 1933, as amended.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About AnPac Bio

AnPac Bio-Medical Science Co., Ltd. is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of June 30, 2022. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. The Company intends to enter the business-to-business e-commerce food business with the formation of its wholly-owned subsidiary, Fresh2 Technology Inc., and the acquisition of Fresh2 Ecommerce Inc.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-917-609-0333 (US)

Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company's future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including "believes," "estimates," "anticipates," "expects," "plans," "projects," "intends," "potential," "target," "aim," "predict," "outlook," "seek," "goal" "objective," "assume," "contemplate," "continue," "positioned," "forecast," "likely," "may," "could," "might," "will," "should," "approximately" or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to maintain our Nasdaq listing and comply with Nasdaq Listing Rules, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the "Risk Factors" detailed from time to time in the Company's most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.